
06037271

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 15 2006
WASH, D.C. 213 SECTION

FORM 11-K

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 17, 2005

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period ___________ to ___________

Commission File Number 333-13302

A. Full title of the Plan: PROFIT-SHARING AND RETIREMENT PLAN OF KASH N' KARRY FOOD STORES, INC.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Etablissements Delhaize Frères et Cie "Le Lion" (Groupe Delhaize)
Square Marie Curie 40
1070 Brussels, Belgium

KASH N' KARRY FOOD STORES, INC.

PROFIT-SHARING AND RETIREMENT PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 17, 2005

AND DECEMBER 18, 2004

INDEPENDENT AUDITORS' REPORT

IN

ACCORDANCE WITH THE

PUBLIC COMPANY OVERSIGHT BOARD STANDARDS



& COMPANY, LLC

PROFIT-SHARING AND RETIREMENT PLAN OF
KASH N' KARRY FOOD STORES, INC.
For the years ended December 17, 2005 and December 18, 2004

CONTENTS

NOTE: All other schedules required by Section 2520.130-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



& COMPANY, LLC
Consultants and Certified Public Accountants

Meeting the Toughest Challenges. Inspiring Confidence.SM

INDEPENDENT AUDITORS' REPORT

To Participants and Plan Administrator of
Profit-Sharing and Retirement Plan of
Kash n' Karry Food Stores, Inc.:

We have audited the accompanying statement of net assets available for benefits of the Profit-sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. (the "Plan") as of December 17, 2005, and the related statement of changes in net assets available for benefits for the year ended December 17, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 18, 2004, were reported on by other auditors' whose report was dated June 15, 2005. These auditors' issued an unqualified opinion for those financial statements for the year then ended.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to present fairly, in all material respects, the net assets available for benefits of the Plan as of December 17, 2005, and the changes in net assets available for benefits for the year ended December 17, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Milligan & Company LLC

Milligan & Company, LLC
Philadelphia, Pennsylvania

June 15, 2006



Deloitte & Touche LLP
1100 Carillon Building
2700 West Trade Street
Charlotte, NC 28202
USA

Tel: +1 704 887 1500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of and Participants in
Profit-Sharing and Retirement Plan of
Kash n' Karry Food Stores, Inc.:

We have audited the accompanying statement of net assets available for benefits of Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. (the "Plan") as of December 18, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 18, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

June 15, 2005

PROFIT-SHARING AND RETIREMENT PLAN OF KASH N' KARRY FOOD STORES, INC.
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 17, 2005 and December 18, 2004

	2005	2004
Assets:		
Plan interest in Food Lion, Inc. Master Trust:		
Participant-directed investments	$ 84,524,534	$ 78,071,221
Participant loans	7,794,289	7,660,208
Total plan interest in Food Lion, Inc. Master Trust	92,318,823	85,731,429
Receivables:		
Employer's contributions	3,602,204	3,462,789
Participants' contributions	128,522	112,594
Total receivables	3,730,726	3,575,383
Net assets available for benefits	$ 96,049,549	$ 89,306,812

The accompanying notes are an integral part of these financial statements.

PROFIT-SHARING AND RETIREMENT PLAN OF
KASH N' KARRY FOOD STORES, INC.
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the years ended December 17, 2005 and December 18, 2004

	2005	2004
Additions:		
Additions in net assets attributed to:		
Contributions:		
Employer's	$ 5,250,455	$ 4,560,992
Participants'	3,014,524	2,502,579
Participants' rollovers	346,687	49,158
Total contributions	8,611,666	7,112,729
Plan interest in Food Lion, Inc. Master Trust investment income	4,950,655	9,152,695
Transfers from other plans	471,975	974,880
Total additions	14,034,296	17,240,304
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	7,139,749	11,378,078
Administrative expenses	80,907	70,931
Transfers to other plans	70,903	227,671
Total deductions	7,291,559	11,676,680
Net increase	6,742,737	5,563,624
Net assets available for benefits:		
Beginning of year	89,306,812	83,743,188
End of year	$ 96,049,549	$ 89,306,812

The accompanying notes are an integral part of these financial statements.

PROFIT-SHARING AND RETIREMENT PLAN OF KASH N' KARRY FOOD STORES, INC.
NOTES TO FINANCIAL STATEMENTS
For the years ended December 17, 2005 and December 18, 2004

1. DESCRIPTION OF THE PLAN

The following description of the Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is sponsored by Kash n' Karry Food Stores, Inc. (the "Company"), a wholly owned subsidiary of Delhaize America, Inc. The Plan is a defined contribution plan. A committee appointed by the Board of Directors of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility—All officers and employees of the Company who have completed 1,000 hours of service without a subsequent break in service are eligible to participate in the profit-sharing portion of the Plan. The Plan allows eligible employees to contribute a portion of their compensation to the Plan on a pre-tax basis as allowable under Internal Revenue Code ("IRC") Section 401(k). This provision of the Plan is referred to as the associates savings portion of the Plan. All employees of the Company become participants in the associates savings portion of the Plan when they have completed 500 hours of service in a 12-month period ending on the last calendar day of the month.

Fiscal Year—The Plan's fiscal year coincides with the date of the Company's final payroll period of each calendar year.

Contributions—Each year, participants may contribute, on a pretax basis, up to 50 percent of their annual compensation, as defined in the Plan, to the associates savings portion of the Plan, subject to certain IRC limitations. The Company makes a safe harbor matching contribution equal to 100 percent of associate savings contribution on the first 3 percent of base compensation and 50 percent of the associate savings contribution on the next 2 percent that a participant contributes to the Plan through salary-reduction contributions. The Company makes a discretionary retirement contribution of 3 percent of compensation for each eligible participant. In addition, the Company may make an additional retirement contribution of up to 2 percent depending on the financial performance of the Company during the plan year. For 2005 and 2004, such contribution was 3 percent of participants' eligible compensation and totaled $3,435,087 net of forfeitures in the amount of $2,896, and $3,434,132, respectively. The contribution is generally paid in the first quarter of the following year. Minimum contributions and maximum additions are set forth in the Plan document, as amended. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Continued

1. DESCRIPTION OF THE PLAN, continued:

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, the Company's match to participants' contributions, allocations of Company profit-sharing contributions and plan earnings, and charged with benefit payments and allocations of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Master Trust—The Plan's investment assets are primarily held in a trust account at AMVESCAP National Trust Company (the "Custodian") and consist of an undivided interest in an investment account of the Food Lion, Inc. Master Trust (the "Master Trust"), a master trust established by Delhaize America, Inc. which is administered by Princeton Retirement Group (the "Trustee"), effective July 15, 2005. The Trustee prior to July 15, 2005 was AMVESCAP Retirement, Inc. Use of the Master Trust permits the commingling of trust assets with the assets of the Profit-sharing and Retirement Plan of Food Lion, LLC (the "Food Lion Plan") for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net income or loss of the investment account to the participating plans. The net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common collective trust, the Delhaize Group American Depository Shares Fund, and The Food Lion, LLC Master Trust Stable Value Fund as investment options for participants. In the event the participant fails to direct their investments 100%, any portion not properly directed shall be invested in the Stable Value Fund.

The Delhaize Group American Depository Shares Fund invests primarily in money market instruments and American Depository Receipts ("ADRs") representing the ordinary shares of Etablissements Delhaize Freres et Cie "Le Lion" S.A. ("Delhaize Group"), the parent company of the Company. The INVESCO Stable Value Fund is a separately managed account, which invests primarily in fully benefit-responsive guaranteed investment contracts. The crediting interest rates of the guaranteed investment contracts range from 3.80 percent to 7.21 percent and 3.85 percent to 6.99 percent at December 17, 2005 and December 18, 2004, respectively.

Vesting—Participants are vested immediately in their contributions to the associates savings portion of the Plan and the Company's safe harbor matching contributions, plus actual earnings thereon. Vesting in the Company's profit-sharing portion of their accounts is based on years of service, as defined in the Plan. A participant is 100 percent vested in the Company's profit-sharing portion after five years of service. Forfeited balances of terminated participants may be used to reduce Company contributions, pay plan expenses, or may be allocated among eligible participants in accordance with the provisions of the Plan.

Continued

1. DESCRIPTION OF THE PLAN, continued:

Participant Loans—Participants may borrow from their fund accounts a minimum of $ 1,000 up to a maximum of $50,000 or 50 percent of their vested account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Participants may have up to two loans outstanding at any time. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Under certain circumstances as discussed in the plan document, monthly, quarterly, semiannual, or annual cash installments are also available.

Forfeited Accounts—At December 17, 2005 and December 18, 2004, forfeited nonvested accounts totaled $160,382 and $1,461,961, respectively. These accounts will be used to reduce future employer contributions or pay expenses of the Plan, as provided in the Plan document.

Other—Employees of the Company may become eligible to participate in other defined contribution plans sponsored by subsidiaries of Delhaize America, Inc. as a result of changes in employment between the subsidiaries. The resulting transfers of participant account balances to and from other plans have been reflected as such in the accompanying statement of changes in net assets available for benefits. During 2005, ($45,431) and $202,439 of participant account balances were transferred to and from the Food Lion Plan. During 2004, ($206,619) and $748,508 of participant account balances were transferred to and from the Food Lion Plan. During 2005, ($25,472) and $269,536 of participant account balances were transferred to and from the Hannaford Savings and Investment Plan. During 2004, ($21,052) and $226,372 of participant account balances were transferred to and from the Hannaford Savings and Investment Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Risks and Uncertainties—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common stock, and fully benefit responsive contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Investment Valuation and Income Recognition—The Plan's interest in the Master Trust is presented at fair value, except for the guaranteed investment contracts held by The Food Lion, Inc. Stable Value Fund, which are fully benefit-responsive and are therefore presented at contract value, which has been determined based on the fair value of the underlying investments of the Master Trust. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments other than participant loans, are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Certain administrative expenses of the Plan, such as legal and accounting fees, are generally paid by the Company while other administrative expenses are paid by the Plan. Effective December 17, 2004, all expenses incident to the administration of the Plan and the trust including but not limited to legal, accounting, and Trustee's fees shall be paid by the Plan. The Trustee may reimburse the Company for any expense paid by the Company that would otherwise have been properly chargeable to the Plan.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

New Accounting Standard—During 2005, FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, introduced, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans". This standard revises the financial statement presentation and requires extensive disclosures in connection with fully benefit-responsive contracts.

This accounting standard is effective for financial statements for annual periods ending after December 15, 2006. The Plan Administrator is currently evaluating the impact of this standard and does not believe the adoption of this standard will have an adverse effect on the Plan's net assets available for plan benefits.

PROFIT-SHARING AND RETIREMENT PLAN OF
KASH N' KARRY FOOD STORES, INC.
NOTES TO FINANCIAL STATEMENTS
For the years ended December 17, 2005 and December 18, 2004

3. INTEREST IN MASTER TRUST

The investments of the Master Trust at December 17, 2005 and December 18, 2004 are summarized as follows:

		2005			2004
Investments:					
Mutual funds:					
The Growth Fund of America	$	23,305,205		$	16,051,934
Franklin Small-Mid Cap Growth Fund		9,876,563			11,050,456
PIMCO Total Return Class		16,339,450			14,672,399
MFS Total Return Fund Class A		54,006,992	*		52,955,964
Franklin Small Cap Growth Fund II		50,146,310	*		45,617,152
INVESCO Dynamics Fund		9,067,912			7,927,115
Excelsior Value and Restructuring Fund		95,149,373	*		84,760,112
American Europacific Growth		50,201,225	*		34,843,719
Food Lion, LLC Master Trust Stable Value Fund		394,870,475	*		382,651,383
Delhaize Group American Depository Shares Fund		65,773,487	*		95,550,750
Common collective trust —IRT 500 Index Fund		22,018,616			20,058,391
Participant loans		67,646,084	*		72,289,559
Total investments	$	858,401,692		$	838,428,934
Plan's interest in net assets of Master Trust	$	92,318,823		$	85,731,429
Plan's interest in Master Trust as a percentage of the Total		11%			10%

*Investments that represent 5% or more of net assets available for benefits.

The investment income of the Master Trust for the years ended December 17, 2005 and December 18, 2004 are summarized as follows:

		2005		2004
Dividend and interest income	$	26,427,960	$	23,290,020
Net appreciation (depreciation) in fair value of investments:				
Mutual funds		27,734,167		26,126,050
Common collective trust		2,226,360		1,870,610
ADRs held by Delhaize Group American Depository Shares Fund		(14,127,113)		33,102,239
Net appreciation in fair value of investments		15,833,414		61,098,899
Net investment income of Master Trust	$	42,261,374	$	84,388,919

Continued

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds and a common collective trust managed by INVESCO, an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. At December 17, 2005 and December 18, 2004, the Plan held 396,069 and 439,026 units, respectively, of the Delhaize Group American Depository Shares Fund, with a cost basis of $4,453,264 and $4,713,977, respectively.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 21, 2004 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the tax determination letter; however, the plan administrator and the plan's legal counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Concluded

SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA

PROFIT-SHARING AND RETIREMENT PLAN OF
KASH N' KARRY FOOD STORES, INC.
FORM 5500, SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
For the year ended December 17, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Various participants	Participant loans (maturing 2006 to 2015 at interest rates of 4.80% to 11.75%)	**	$7,794,289

* Permitted party-in-interest

*Cost information is not required for participant-directed investments and, therefore, is not included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plan Committee authorized by the Board of Directors of Delhaize America, Inc. has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFIT-SHARING AND RETIREMENT PLAN
OF KASH N' KARRY FOOD STORES, INC.



Date: June 15, 2006

By: ________________________
Name: Patricia R. Fulcher
Member of the Benefit Plan Committee

EXHIBITS

The following Exhibits are being filed with this Annual Report on Form 11-K:

Exhibit Number	Exhibit
23.1	Consent of Independent Accountants, Deloitte & Touche LLP
23.2	Consent of Independent Accountants, Milligan and Company, LLC

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-59686 of Establissements Delhaize Freres et Cie "Le Lion" S.A. on Form S-8 of our report dated June 15, 2005, appearing in this Annual Report on Form 11-K of the Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. for the year ended December 18, 2004.

Deloitte + Touche LLP

Charlotte, North Carolina
June 15, 2006

Exhibit 23.2


& COMPANY, LLC
Consultants and Certified Public Accountants
Meeting the Toughest Challenges.
Inspiring Confidence.SM

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-59686 of Establissements Delhaize Freres et Cie "Le Lion" S.A. on Form S-8 of our report dated June 15, 2006, appearing in this Annual Report on Form 11-K of the Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. for the year ended December 17, 2005.

Milligan & Company LLC

Milligan and Company, LLC
Philadelphia, PA
June 15, 2006

105 N. 22nd Street, Philadelphia, PA 19103 p: 215-496-9100 f: 215-496-0980 www.milligancpa.com
New Jersey p: 609-964-0049 Maryland p: 410-732-4626 Washington, DC p: 202-223-5550